Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-166996) pertaining to the Tengion, Inc. Amended and Restated 2004 Stock Incentive Plan, (Form S-8 Nos. 333-166996, 333-173573, and 333-178864) pertaining to the  Tengion, Inc. 2010 Stock Option and Incentive Plan, (Form S-3 No. 333-173574) pertaining to registration of its common stock, and (Form S-3 No. 333-179293) pertaining to registration of its common stock preferred stock, debt securities, warrants, rights and units our report dated March 28, 2012, with respect to the financial statements of Tengion, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 28, 2012